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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION

                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              GCR HOLDINGS LIMITED

                           (Name of Subject Company)

                            ------------------------

                                  EXEL LIMITED

                             EXEL ACQUISITION LTD.

                                   (Bidders)

                            ------------------------

                   ORDINARY SHARES, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                            ------------------------

                                  G3774N 10 0

                     (CUSIP Number of Class of Securities)

                            ------------------------

                             PAUL S. GIORDANO, ESQ.

                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL

                                  EXEL LIMITED

                                CUMBERLAND HOUSE

                              ONE VICTORIA STREET

                            HAMILTON HM 11, BERMUDA

                                 (441) 292-8515

          (Name, Address and Telephone Number of Person Authorized to

            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:

                              IMMANUEL KOHN, ESQ.

                            CAHILL GORDON & REINDEL

                                 80 PINE STREET

                            NEW YORK, NEW YORK 10005

                                 (212) 701-3000

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    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on May 14, 1997, as amended (the "Schedule14D-1"), with the Securities and Exchange Commission by EXEL ACQUISITION LTD. (the "Purchaser"), a Cayman Islands company and a wholly owned subsidiary of EXEL LIMITED, a Cayman Islands company ("Parent"), to purchase all of the outstanding Ordinary Shares, par value $.10 per share (the "Shares"), of GCR HOLDINGS LIMITED, a Cayman Islands company (the "Company"), at a purchase price of $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 4 is hereby amended and supplemented by adding thereto the following:

    (a)-(b) Copies of the Credit Agreements are attached hereto as Exhibits
(b)(1) and (b)(2) and are incorporated by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding thereto the following:

(b)(1)     --         Short Term Revolving Credit Agreement between X.L. Insurance Company, Ltd.
                      and X.L. Reinsurance Company, Ltd., as Borrowers, and X.L. Insurance
                      Company, Ltd. and Exel Acquisition Ltd., as Guarantors, and the Banks
                      parties thereto from time to time, and Mellon Bank, N.A., as Agent, dated as of June 6, 1997.

(b)(2)     --         Revolving Credit Agreement between X.L. Insurance Company, Ltd. and X.L.
                      Reinsurance Company, Ltd., as Borrowers, and X.L. Insurance Company, Ltd.
                      and Exel Acquisition Ltd., as Guarantors, and the Banks parties thereto from time to time, and Mellon Bank, N.A., as Agent, dated as of June 6,
                      1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL LIMITED

                                By:  /s/ BRIAN M. O'HARA
                                     ------------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President and Chief Executive
                                     Officer

Dated: June 10, 1997

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL ACQUISITION LTD.

                                By:  /s/ BRIAN M. O'HARA
                                     ------------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President

Dated: June 10, 1997

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
  EXHIBIT                                                                                                  SEQUENTIAL
    NO.                                            DESCRIPTION                                             PAGE NUMBER
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

  (b)(1)     --Short Term Revolving Credit Agreement between X.L. Insurance Company, Ltd. and X.L.
                Reinsurance Company, Ltd., as Borrowers, and X.L. Insurance Company, Ltd. and Exel
                Acquisition Ltd., as Guarantors, and the Banks parties thereto from time to time, and
                Mellon Bank, N.A., as Agent, dated as of June 6, 1997.

  (b)(2)     --Revolving Credit Agreement between X.L. Insurance Company, Ltd. and X.L. Reinsurance
                Company, Ltd., as Borrowers, and X.L. Insurance Company, Ltd. and Exel Acquisition
                Ltd., as Guarantors, and the Banks parties thereto from time to time, and Mellon
                Bank, N.A., as Agent, dated as of June 6, 1997.

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